HARVEST ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Harvest Energy Trust
Suite 2100, 330 - 5th Avenue S.W.
Calgary, Alberta T2P OL4

2.	Date of Material Change:

October 25, 2006

3.	News Release

A press release disclosing the material change was issued through CCN Matthews on October 25, 2006.

4.	Summary of Material Change:

Harvest Energy Trust ("Harvest") announced that it has entered into an agreement to sell on a bought deal basis, subject to regulatory approval, 3,150,000 trust units ("Trust Units") at a price of Cdn $31.75 each and 400,000 6.30% convertible unsecured subordinated debentures ("Debentures") at a price of $1,000 per Debenture to raise gross proceeds of Cdn $500,012,500 to a syndicate of Canadian underwriters led by CIBC World Markets Inc. and TD Securities Inc., and including RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation. Harvest has also granted the underwriters an Over-allotment Option to purchase up to an additional 472,500 Trust Units at a price of $31.75 each and up to an additional 60,000 Debentures at a price of $1,000 per Debenture.

5.	Full Description of Material Change

Harvest has entered into an agreement to sell on a bought deal basis, subject to regulatory approval, 3,150,000 Trust Units at a price of Cdn $31.75 each and 400,000 Debentures at a price of $1,000 per Debenture to raise gross proceeds of Cdn $500,012,500 to a syndicate of Canadian underwriters led by CIBC World Markets Inc. and TD Securities Inc., and including RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc., FirstEnergy Capital Corp. and Canaccord Capital Corporation. Harvest has also granted the underwriters an Over-allotment Option, exercisable in whole or in part for a period of 30 days following closing, to purchase up to an additional 472,500 Trust Units at a price of $31.75 each and up to an additional 60,000 Debentures at a price of $1,000 per Debenture. If the Over-allotment Option is fully exercised, the total gross proceeds to Harvest will be Cdn $575,014,375. Closing is expected to occur on or about November 16, 2006.

The first distribution to which subscribers to the Trust Units will be entitled will be the previously announced distribution of $0.38 per trust unit, payable on December 15, 2006 to unitholders of record on November 22, 2006.

The Trust Units and Debentures will be offered publicly in Canada by way of a short form prospectus and on a private placement basis in the United States.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

For further information, please contact John Zahary, President and Chief Executive Officer of Harvest Energy Trust at (403) 265-1178 or Toll Free (866) 666-1178.

9.	Date of Report:

November 2, 2006